SKY MobileMedia to Acquire e-SIM Business to Create the Most Complete Software Solutions for Low-Cost Handsets and Multimedia Phones

Expanded SKY-MAPTM Platform offers unparalleled customization while decreasing development costs and time-to-market

San Diego, CA and Jerusalem, Israel- September 8, 2006 - SKY MobileMedia, Inc., a leading provider of application software platforms for the wireless industry, and e-SIM Ltd (OTCBB: ESIMF.PK), a leading provider of Man Machine Interface (MMI) solutions for mobile handsets, today announced they had reached an understanding pursuant to which SKY will purchase substantially all of the assets of e-SIM. The combined company will provide complete, customizable applications software solutions for the mobile industry scaling from ultra-low cost handsets to mass-market feature phones to WiFi-enabled connected multimedia devices.

“Mobile handset software has grown more complex and requires greater resources to integrate,” said Naser Partovi, CEO of SKY MobileMedia. “Our customers and chipset partners increasingly request a complete and pre-integrated solution that merges MMI, middleware engines, and customization tools. The acquisition of e-SIM’s business, and the addition of e-SIM’s market-leading MMI technology to the SKY-MAP platform, will enable SKY to provide our customers and chipset partners with the most complete software solution in the industry, reducing time to market and development costs for low-cost handsets and feature phones.”

“SKY MobileMedia offers an integrated applications software platform, including MMI, that is complementary to TI's chipset integration strategy,” stated Avner Goren, Director of Marketing for Texas Instruments’ Wireless Terminals Business Unit.  “Texas Instruments has led the industry’s efforts to produce integrated wireless chipset solutions, and we are happy to see SKY delivering complete software solutions for our customers.”

SKY’s flagship product will continue to be called SKY-MAPTM, and combines the standards-based mobile applications engines from SKY MobileMedia with the industry-leading MMI solution from e-SIM. With over 40 different handset models deployed for a total of more than 20 million units, the resulting company has a customer base that includes 7 out of 10 of the top handset manufacturers.

“Global demand for feature phones continues to increase and will grow to exceed 800 million handsets by 2008,” says Chris Ambrosio, Director Wireless Device Strategies Service for Strategy Analytics. “To meet demand for these lower-cost feature phones, hardware makers have already consolidated functionality into single-chip solutions; now the market demand is for consolidating software into cost-effective integrated solutions. The SKY acquisition of e-SIM and the combined solution is a strong step in this direction.”

Pursuant to the understanding SKY MobileMedia will acquire substantially all of e-SIM’s assets, and e-SIM's employees will become SKY MobileMedia employees. SKY MobileMedia will continue to serve both SKY and e-SIM’s customers. The company will be called SKY MobileMedia, Inc. The companies are finalizing the definitive agreement and plan to close the transaction in approximately 8 weeks.

"SKY is on a strong growth path, and the acquisition of e-SIM's assets allows SKY to expand its customer base even further", stated Ake Persson, former President of Ericsson Wireless Communications Inc, in San Diego, and Chairman of the Board of Directors at SKY.  "The handset software industry is moving into a period of consolidation, and with this acquisition, SKY shows that it will be one of the leading providers of application software moving forward."

About SKY-MAPTM

The SKY-MAP platform now consists of three fully integrated elements that bring together all of the applications software pieces required for mass-market handsets. SKY-MAP engines include all of the standards compliant middleware and protocols required to enable browsing, messaging, email, multimedia, IMS, security, synchronization, and Java applications. SKY-MAP engines have been deployed and proven in volume handset shipments worldwide since early 2005.

SKY-MMI, coming from e-SIM, is a complete customizable and modular handset MMI framework, reference MMI and applications set, including voice telephony support, SMS, contact manager and other PIM applications, browser, MMS client, ringtones management, and more. This full-featured, modular and market proven MMI has been in production in wireless handsets since 2001 and provides all of the applications required for the full range of handset tiers, from ultra-low-cost handsets to multimedia-rich feature phones.

In support of rapid applications development and MMI customization, SKY now provides the PC-based RapidPlusTM set of MMI and applications software development and customization tools. The industry-leading RapidPlus tools simplify development and customization of feature-rich and production-quality handset MMI software and mobile applications. RapidPlus enables third-party ISVs and handset manufacturers to quickly customize SKY-MAP to satisfy any handset “look and feel” and allow powerful product differentiation and branding.

About SKY MobileMedia, Inc. - Enabling Innovation in Multimedia Communications.™

SKY MobileMedia is a leading provider of applications software platforms and complete turnkey software solutions for wireless handsets and connected media players. SKY’s market-tested middleware platform, SKY-MAP™, has been commercially deployed since April 2005. Headquartered in San Diego, California, SKY has additional development centers in Europe, South Korea, and India, as well as customer support centers in Europe and China. For more information visit, www.skymobilemedia.com

About e-SIM
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of software solutions based on MMI (Man-Machine Interface) technology for mobile handsets and other electronic products. A wide range of mobile platform vendors and wireless handset manufacturers use e-SIM’s software solutions. e-SIM's advanced application software solution is built into millions of handsets on the market today.

SKY MobileMedia Contact:
Elizabeth Rose
Director of Marketing, Strategic Business and Alliances
(T) +1-858-259-0415, ext. 2236
(F) +1-858-259-0417
erose@skymobilemedia.com